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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of May, 2003

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                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                      4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 26, 2003

                                   MITSUBISHI TOKYO FINANCIAL GROUP, INC.



                                   By:    /s/  Atsushi Inamura
                                          --------------------------------------
                                      Name:  Atsushi Inamura
                                      Title: Chief Manager, General Affairs
                                             Corporate Administration Division

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                                          Mitsubishi Tokyo Financial Group, Inc.

                   Liquidation of BTM Finance (Australia) Ltd.

Tokyo, May 26, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President:
Shigemitsu Miki) announced today that The Bank of Tokyo-Mitsubishi, Ltd. (BTM), a consolidated subsidiary of MTFG, has decided to liquidate BTM Finance (Australia) Ltd. (BTMF(A)).

BTMF(A) is a consolidated subsidiary of BTM`s wholly-owned subsidiary, Bank of Tokyo-Mitsubishi (Australia) Ltd. (BTMA).

1. Outline of BTMF(A)

   (1) Address:           1 Macquarie Place, Sydney, N.S.W. 2000, Australia
   (2) Managing Director: Soichi Asaba
   (3) Capital:           Australian dollars 20 million
   (4) Business:          Financing business

2. Reason for Liquidation

   BTM has decided to liquidate BTMF (A) and transfer the remaining assets of BTMF (A) to BTMA.

3. Timing of liquidation

   Liquidation is expected by the end of March 2004.

4. Impact on MTFG's business forecast

   This event is not expected to have any material effect on MTFG's business forecast for the current fiscal year.

                                      * * *

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel.: 81-3-3240-8136